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June 29, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street
Washington, D.C. 20549
Attn:  Jim Allegretto, Senior Assistant Chief Accountant

     Re:        Enterprise Products Partners L.P.
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-14323

Dear Mr. Allegretto:

Set forth below are the responses of Enterprise Products Partners L.P., a Delaware limited partnership (“Enterprise,” “EPD,” “we,” “us,” “our” or “partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 16, 2015, with respect to Enterprise’s Form 10-K for the year ended December 31, 2014 filed on March 2, 2015 (the “Form 10-K”).  Each response below has been prepared and is being provided by Enterprise, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Form 10-K for the Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Note 18. Commitments and Contingencies, page F-70

1.
We have reviewed your response to comment 1. After determining that the Liquidity Option constituted a freestanding instrument, we note that you next evaluated whether or not the instrument qualified as a derivative under ASC 815 rather than assessing if it was within the scope of ASC 480. Please provide us with your assessment of whether or not the Liquidity Option is within the scope of ASC 480, particularly ASC 480-10-25-8a. Since the aggregate consideration to be paid to settle the agreement would equal 100% of the then-current fair market value of your common units owned by OTA, please tell us your consideration of whether the Liquidity Option is indexed, on a net of tax basis, to an obligation to repurchase your units.

Response:
We do not believe that the Liquidity Option is within the scope of ASC 480, Distinguishing Liabilities from Equity.  Our analysis considered the following topics within the scope of ASC 480:

▪
The Liquidity Option does not represent a Mandatorily Redeemable Financial Instrument as described in ASC 480-10-25-4 through 25-7. A mandatorily redeemable financial instrument embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring assets at a

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specified or determinable date (or dates) or upon an event that is certain to occur.  Given that exercise of the Liquidity Option is at the discretion of Marquard & Bahls (“M&B”) and is not certain to occur, the Liquidity Option is not a mandatorily redeemable financial instrument within the scope of ASC 480.

▪
The Liquidity Option does not represent the type of agreement described in ASC 480-10-25-14, Certain Obligations to Issue a Variable Number of Shares.  With respect to criteria (a) of this guidance, the monetary value of the Liquidity Option is not fixed; rather it is based on the estimated fair value of the tax obligations of Oiltanking Holding Americas, Inc. (“OTA”).  With respect to criteria (b) of this guidance, there is no requirement under the Liquidity Option to issue a variable number of units to M&B.  The number of units issuable to M&B under the Liquidity Option is fixed based on the number of units held by OTA at the time of exercise.  Lastly, with respect to criteria (c) of this guidance, the fair value of the Liquidity Option is not inversely proportional to the fair value of the EPD units.

▪	The Liquidity Option does not represent an Obligation to Repurchase Issuer’s Equity Shares by Transferring Assets. ASC 480-10-25-8 states the following:
An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:
a.	It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.
If exercised, the Liquidity Option requires us to pay consideration in exchange for the capital stock of OTA; therefore, it does not embody a direct obligation to solely repurchase EPD common units.  As a result of the Liquidity Option being exercised, we would acquire the net assets of OTA, which we expect would consist of EPD common units owned by OTA less the income tax obligations of OTA associated with (i) owning EPD common units encumbered by the entity-level taxes of a U.S. corporation and (ii) OTA’s tax liabilities resulting from a difference in the book and tax basis of such common units.

If the Liquidity Option is exercised (other than in a Trigger Event scenario), we expect to issue new EPD common units to M&B.   The number of EPD common units issued to M&B will equal the number of EPD common units held by OTA at the time of exercise (which would be indirectly acquired by us). Following exercise of the Liquidity Option, we would effectively assume the tax obligations of OTA, which would represent an economic benefit to M&B.

The Liquidity Option is not indexed to an obligation to repurchase EPD common units.  If the Liquidity Option is exercised, we will indirectly acquire both the EPD common units owned directly by OTA as well as OTA’s then-current and future tax obligations.   The fair value of the Liquidity Option is based on the present value of OTA’s estimated tax obligations using various assumptions. Changes in OTA’s estimated tax obligations will not correlate with changes in the market value of EPD common units over time.  OTA’s estimated tax obligations will change over time in response to changes in numerous variables, which include EPD’s future earnings and cash distributions and tax mitigation strategies, among others. Given these facts, we concluded that the Liquidity Option is not indexed to the market price of EPD common units.

b.	It requires or may require the issuer to settle the obligation by transferring assets.
We have control over the settlement method of the Liquidity Option, which may be settled either in EPD common units or in cash, including control over circumstances that would give rise to a Trigger Event. At the time of execution of the Liquidity Option agreement and through December 31, 2014, we had the ability and intent to settle the contingent obligation solely through the issuance of EPD common units.  Since the Liquidity Option does not require settlement by transferring assets, we do not believe that the criteria under ASC 480-10-25-8b is met.

In conclusion, as the Liquidity Option does not have any of the characteristics of the financial instruments identified in ASC 480, we believe the Liquidity Option is not within the scope of ASC 480. Furthermore, if the Liquidity Option had been deemed within the scope of ASC 480, it would result in the same liability accounting treatment we have applied in connection with ASC 815 (i.e., fair value at inception and remeasured subsequently through earnings).

2.
We note your response to comment 1 includes the journal entry you intend to record upon exercise of the Liquidity Option. Since it appears the assumed undiscounted deferred tax liabilities measured under ASC 740 will exceed the discounted value of the relieved Liquidity Option liability, we assume the amount you will be recognizing as treasury stock will exceed the value of the cash and/or units issued to settle the Liquidity Option. Please confirm if our understanding is correct and tell us your basis in GAAP for recording treasury stock in excess of its fair market value on the date of its issuance.

Response:
Your understanding is correct. We are applying the guidance found in ASC 505-30-30-4, which states (emphasis added):

Transactions do arise, however, in which a reacquisition of an entity’s stock may take place at prices different from routine transactions in the open market.  For example, to obtain the desired number of shares in a tender offer to all or most shareholders, the offer may need to be at a price in excess of the current market price.  In addition, a block of shares representing a controlling interest will generally trade at a price in excess of market, and a large block of shares may trade at a price above or below the current market price depending on whether the buyer or seller initiates the transaction.  An entity’s reacquisition of its shares in those circumstances is solely a treasury stock transaction properly accounted for at the purchase price of the treasury shares.  Therefore, in the absence of the receipt of stated or unstated consideration in addition to the capital stock, the entire purchase price shall be accounted for as the cost of treasury shares.

Upon exercise of the Liquidity Option, the debit entry to treasury stock represents the fair value of the newly issued EPD common units plus our assumption of additional tax-related liabilities (i.e., the difference between the actual deferred tax liabilities of OTA and the fair value of the Liquidity Option prior to exercise).   As noted previously, the fair value of the Liquidity Option is based on the present value of OTA’s estimated tax obligations using various assumptions.

3.
We note your response to comment 1 indicates that you believe a market participant would develop tax mitigation strategies that would allow for the long-term deferral of the tax impact of any built-in gain. We also note that if you were to acquire OTA, you could maintain the OTA corporate structure for an extended timeframe since you have the ability to issue EPD units versus liquidate assets of OTA to satisfy your liquidity needs whereas a market participant would not have the same option. Accordingly, please tell us in further detail why you also believe a market participant’s sole objective would be to maintain the OTA structure for a 30-year timeframe as opposed to possible liquidation of OTA’s EPD units at some point during the assumed 30-year timeframe.

Response:
We believe that a market participant who acquires common units of EPD, a publicly-traded partnership (“PTP”), by acquiring OTA, a U.S. corporation that owns such PTP units, would choose to maintain the corporate structure of OTA following acquisition for an extended time horizon due to the significant tax implications of an early divestiture of the EPD common units.  Since corporations such as OTA can remain in existence for many decades, we believe that a reasonable market participant would choose to maintain the OTA capital structure and legally defer its associated tax liabilities over a long period of time.  Specifically, we hold that a market participant would develop tax mitigation strategies for OTA that would allow for the long-term deferral of the adverse tax impact of the built-in gain assumed by the buyer at acquisition.  In order to capture the long-term nature of the tax mitigation strategies being modeled, our discounted cash flow analysis assumes that OTA would not be liquidated for 30 years following exercise of the Liquidity Option.   We believe that the 30-year timeframe is representative of the type of long-term holding period that a market participant would adopt in this situation.  Generally speaking, the 30-year period correlates with the long-term average expected useful life of our assets, from which a market participant would expect to generate distribution income.

Following exercise of the Liquidity Option, a market participant would assess the cost/benefit of liquidating OTA’s corporate structure and selling the EPD common units (and immediately paying the associated taxes) or maintaining the OTA corporate structure over a long time horizon to maximize the benefits of owning the EPD common units (e.g., receipt of regular cash distributions) and deferring the associated taxes on the underlying built-in gain assumed at acquisition.  Due to the sizeable built-in gain, we believe a reasonable market participant would seek methods that would defer recognition of the gain for an indefinite period of time, similar to the life of the business enterprise and underlying assets, rather than a shorter definite period of time.

Based on projected taxable income and cash distributions from the EPD common units (excluding any tax mitigation strategies), we estimate that a market participant would be able to sustain an overall positive cash flow by holding OTA over the long-term holding period used in our financial projections.  An owner of OTA would be able to continue to defer the tax on its underlying built-in gain since the estimated cash distributions received by OTA (through its ownership of the underlying EPD common units) would be in excess of the annual tax liability due on its share of EPD’s taxable income.  Based on historical experience, our investors have been able to maintain such positive cash flows (typically referred to as “coverage” or “tax shield” by market participants and analysts) for a prolonged period of time.  A market participant that acquires OTA would have a strong tax incentive to hold the EPD common units over an extended time horizon in order to maximize the collection of  tax free cash distributions and to defer any tax obligations associated with their underlying basis in the EPD common units. As stated above, we believe that the 30-year forecast period used in our valuation model is representative of the type of long-term holding period that a market participant would adopt in this situation.

In response to the foregoing Staff comments, Enterprise acknowledges that:

•	the partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing responses, you may contact Michael J. Knesek at (713) 381-6545 or Christopher S. Wade, Esq. at (713) 381-4847, or the undersigned at (713) 220-4301.

Sincerely,

/s/ David C. Buck
______________________________________
David C. Buck

cc:           Michael A. Creel, Enterprise Products Partners L.P.
W. Randall Fowler, Enterprise Products Partners L.P.
Bryan F. Bulawa, Enterprise Products Partners L.P.
Michael J. Knesek, Enterprise Products Partners L.P.
Craig W. Murray, Esq., Enterprise Products Partners L.P.
                        Christopher S. Wade, Esq., Enterprise Products Partners L.P.
Kevin Siblik, Deloitte & Touche LLP